SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
              THERETO FILED PURSUANT TO RULE 13d-2(b)

                       (AMENDMENT NO.  )1

                Hyperion Telecommunications, Inc.
                        (NAME OF ISSUER)

                  Class A  Common Stock, $.01 par value
                 (TITLE OF CLASS OF SECURITIES)

                            44914K-30-6
                          (CUSIP NUMBER)

                          December 31, 1998
        (Date of Event which requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  x Rule 13d-1(b)
                  o Rule 13d-1(c)
                  o Rule 13d-1(d)




__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 7 PAGES

                               13G

CUSIP No. 44914K-30-6
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Advisory Partners
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,485,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,485,000
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,485,000
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.6%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IA
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 7 PAGES

                               13G

CUSIP No.  44914K-30-6
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Philip J. Hempleman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,485,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,485,000
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,485,000
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.6%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 7 PAGES

ITEM 1(a).  NAME OF ISSUER:  Hyperion Telecommunications, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               Main at Water Street, Coudersport, PA 16915

ITEM 2(a).  NAME OF PERSON FILING:
               Ardsley Advisory Partners and Philip J. Hempleman

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
               646 Steamboat Road, Greenwich, Connecticut 06836

ITEM 2(c). CITIZENSHIP: Ardsley Advisory Partners is a Connecticut general partnership. Mr. Hempleman is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Class A Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:  44914K-30-6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. o

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ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned: 1,485,000

          (b)  Percent of class:

          6.6% (based on the 22,376,071 shares of Class A Common Stock reported to be outstanding as of November 13, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1998.)

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote
                    0
               (ii) shared power to vote or to direct the vote
                    1,485,000
               (iii) sole power to dispose or to direct the disposition of
                     0
               (iv) shared power to dispose or to direct the disposition
                    of 1,485,000

          By virtue of Mr. Hempleman's position as managing partner of Ardsley Advisory Partners, a Connecticut general partnership ("Ardsley"), Mr. Hempleman may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,485,000 shares of Class A Common Stock, $.01 par value (the "Class A Common Stock") of Hyperion Telecommunications, Inc. (the "Company") held by the discretionary accounts managed by Ardsley and Mr. Hempleman (including accounts of certain clients, including investment partnerships for which (i) Ardsley serves as the management company and (ii) a general partnership comprised of the partners that comprise Ardsley serves as general partner, the ("Discretionary Accounts")), constituting
6.6% of the 22,376,071 shares of Class A Common Stock outstanding as of November
13, 1998, as reflected in the quarterly report of the Company on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended
September 30, 1998, and, therefore, Mr. Hempleman may be deemed to be the beneficial owner of such Class A Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          This Schedule 13G is filed by Ardsley, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 1,485,000 shares of Class A Common Stock held at December 31,
1998 by the Discretionary Accounts managed by Ardsley and Mr. Hempleman.


                              PAGE 5 OF 7 PAGES
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          By reason of the provisions of Rule 13d-3 under the Act, Ardsley and
Mr.
Hempleman may be deemed to own beneficially the shares of Class A Common Stock owned by the Discretionary Accounts. Each client for whose account Ardsley had purchased Class A Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common
Stock purchased for his account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in
Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

          To the knowledge of Ardsley, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of such Class A Common Stock which represents more than five percent of the number of outstanding shares of Class A Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

                              PAGE 6 OF 7 PAGES

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below Ardsley Advisory Partners and Philip J. Hempleman certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                              February __, 1999




                              /s/ Philip J. Hempleman
                              -----------------------
                              Philip J. Hempleman, as
                              Managing Partner of
                              Ardsley Advisory Partners



                              /s/ Philip J. Hempleman
                              -----------------------
                              Philip J. Hempleman


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